SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	76.616.964	0,2221	0,1163
Shares	Preferred	379.415.294	1,2092	0,5760
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Buy	04	64.978	439,97	28.588,73
Shares	Common	Direct with the Company	Buy	04	4.279	439,97	1.882,83
Shares	Common	Direct with the Company	Buy	04	300.000	439,97	131.992,57
Shares	Common	Direct with the Company	Buy	04	180.994	439,97	79.632,86

Shares	Preferred	Direct with the Company	Buy	04	324.893	439,97	142.944,97
Shares	Preferred	Direct with the Company	Buy	04	21.398	439,97	9.414,68
Shares	Preferred	Direct with the Company	Buy	04	1.500.003	439,97	659.964,15
Shares	Preferred	Direct with the Company	Buy	04	904.973	439,97	398.165,59

Shares	Common	Direct with the Company	Sell	17	14.400	691,70	9.960,48
Shares	Common	Direct with the Company	Sell	30	12.799	735,85	9.418,14

Shares	Preferred	Direct with the Company	Sell	17	48.200	830,69	40.039,26
Shares	Preferred	Direct with the Company	Sell	30	12.280	860,95	10.572,47
Shares	Preferred	Direct with the Company	Sell	30	500.000	860,95	430.475,00
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	77.140.016	0,2236	0,1171
Shares	Preferred	381.606.081	1,2162	0,5793

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	30.117.179.869	87,2976	45,7179
Shares	Preferred	12.129.797.430	38,6587	18,4131
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Bradesco	Buy	09	500.000	664,00	332.000,00
Shares	Common	Bradesco	Buy	09	250.000	665,00	166.250,00
Shares	Common	Bradesco	Buy	09	4.000.000	665,50	2.662.000,00
Shares	Common	Bradesco	Buy	09	500.000	667,00	333.500,00
Shares	Common	Bradesco	Buy	09	100.000.000	668,50	66.850.000,00
Shares	Common	Bradesco	Buy	17	1.670.000	693,00	1.157.310,00
Shares	Common	Bradesco	Buy	18	60.000	702,00	42.120,00
Shares	Common	Bradesco	Buy	18	350.000	702,95	246.032,50
Shares	Common	Bradesco	Buy	18	22.080.000	703,00	15.522.240,00
Shares	Common	Bradesco	Buy	23	30.000.000	718,50	21.555.000,00
Shares	Common	Bradesco	Buy	23	15.080.000	723,50	10.910.380,00
Shares	Common	Bradesco	Buy	24	33.610.000	725,00	24.367.250,00
Shares	Common	Bradesco	Buy	24	12.500.000	725,10	9.063.750,00
Shares	Common	Bradesco	Buy	25	8.000.000	728,90	5.831.200,00
Shares	Common	Bradesco	Buy	25	3.180.000	725,00	2.305.500,00
Shares	Common	Bradesco	Buy	25	100.000	722,51	72.251,00
Shares	Common	Bradesco	Buy	25	50.000	724,86	36.243,00
Shares	Common	Bradesco	Buy	25	100.000	724,99	72.499,00
Shares	Common	Bradesco	Buy	25	970.000	728,00	706.160,00
Shares	Common	Bradesco	Buy	25	30.000	728,89	21.866,70
Shares	Common	Bradesco	Buy	28	2.000.000	726,50	1.453.000,00
Shares	Common	Bradesco	Buy	28	2.500.000	727,71	1.819.275,00
Shares	Common	Bradesco	Buy	28	2.110.000	727,97	1.536.016,70
Shares	Common	Bradesco	Buy	28	4.440.000	727,99	3.232.275,60
Shares	Common	Bradesco	Buy	28	50.000	728,00	36.400,00
Shares	Common	Bradesco	Buy	30	100.000.000	736,00	73.600.000,00

Shares	Preferred	Bradesco	Buy	07	1.190.000	796,00	947.240,00
Shares	Preferred	Bradesco	Buy	07	2.000.000	799,00	1.598.000,00
Shares	Preferred	Bradesco	Buy	07	7.590.000	800,00	6.072.000,00
Shares	Preferred	Bradesco	Buy	07	100.000	802,49	80.249,00
Shares	Preferred	Bradesco	Buy	07	10.000	802,50	8.025,00
Shares	Preferred	Bradesco	Buy	07	11.110.000	803,00	8.921.330,00
Shares	Preferred	Bradesco	Buy	09	180.000	804,50	144.810,00
Shares	Preferred	Bradesco	Buy	09	10.000.000	808,00	8.080.000,00
Shares	Preferred	Bradesco	Buy	09	3.000.000	809,69	2.429.070,00
Shares	Preferred	Bradesco	Buy	09	1.000.000	810,00	810.000,00
Shares	Preferred	Bradesco	Buy	10	30.000.000	813,00	24.390.000,00
Shares	Preferred	Bradesco	Buy	10	520.000	814,00	423.280,00
Shares	Preferred	Bradesco	Buy	10	100.000	814,89	81.489,00
Shares	Preferred	Bradesco	Buy	10	3.000.000	814,90	2.444.700,00

Shares	Preferred	Bradesco	Buy	10	29.000.000	815,00	23.635.000,00
Shares	Preferred	Bradesco	Buy	14	1.460.000	810,00	1.182.600,00
Shares	Preferred	Bradesco	Buy	16	1.890.000	810,00	1.530.900,00
Shares	Preferred	Bradesco	Buy	18	10.000.000	835,00	8.350.000,00
Shares	Preferred	Bradesco	Buy	18	13.000.000	835,00	10.855.000,00
Shares	Preferred	Bradesco	Buy	18	13.000.000	835,00	10.855.000,00
Shares	Preferred	Bradesco	Buy	18	2.000.000	835,00	1.670.000,00
Shares	Preferred	Bradesco	Buy	18	13.000.000	835,00	10.855.000,00
Shares	Preferred	Bradesco	Buy	18	2.090.000	835,00	1.745.150,00
Shares	Preferred	Bradesco	Buy	18	1.000.000	835,00	835.000,00
Shares	Preferred	Bradesco	Buy	18	200.000	835,00	167.000,00
Shares	Preferred	Bradesco	Buy	18	8.000.000	835,00	6.680.000,00
Shares	Preferred	Bradesco	Buy	18	50.000	834,30	41.715,00
Shares	Preferred	Bradesco	Buy	18	8.000.000	835,00	6.680.000,00
Shares	Preferred	Bradesco	Buy	18	800.000	835,00	668.000,00
Shares	Preferred	Bradesco	Buy	18	1.650.000	835,00	1.377.750,00
Shares	Preferred	Bradesco	Buy	18	50.000	834,90	41.745,00
Shares	Preferred	Bradesco	Buy	18	10.000	834,99	8.349,90
Shares	Preferred	Bradesco	Buy	18	100.000	835,00	83.500,00
Shares	Preferred	Bradesco	Buy	18	30.000	834,94	25.048,20
Shares	Preferred	Bradesco	Buy	22	13.630.000	837,00	11.408.310,00
Shares	Preferred	Bradesco	Buy	22	50.000	836,94	41.847,00
Shares	Preferred	Bradesco	Buy	22	1.420.000	836,99	1.188.525,80
Shares	Preferred	Bradesco	Buy	22	900.000	837,00	753300,00
Shares	Preferred	Bradesco	Buy	23	200.000	843,00	168.600,00
Shares	Preferred	Bradesco	Buy	23	23.000.000	843,98	19.411.540,00
Shares	Preferred	Bradesco	Buy	23	10.000	843,99	8.439,90
Shares	Preferred	Bradesco	Buy	23	90.000	844,00	75.960,00

Shares	Preferred	Bradesco	Sell	09	10.000	805,00	8.050,00
Shares	Preferred	Bradesco	Sell	09	10.000	805,01	8.050,10
Shares	Preferred	Bradesco	Sell	09	20.000	805,10	16.102,00
Shares	Preferred	Bradesco	Sell	09	150.000	806,01	120.901,50
Shares	Preferred	Bradesco	Sell	09	100.000	807,01	80.701,00
Shares	Preferred	Bradesco	Sell	09	760.000	808,00	614.080,00
Shares	Preferred	Bradesco	Sell	09	130.000	808,55	105.111,50
Shares	Preferred	Bradesco	Sell	09	50.000	808,76	40.438,00
Shares	Preferred	Bradesco	Sell	09	20.000	808,79	16.175,80
Shares	Preferred	Bradesco	Sell	09	50.000	809,00	40.450,00
Shares	Preferred	Bradesco	Sell	09	50.000	809,05	40.452,50
Shares	Preferred	Bradesco	Sell	09	85.380.000	809,69	69.131.332,20
Shares	Preferred	Bradesco	Sell	09	260.000	810,00	210.600,00
Shares	Preferred	Bradesco	Sell	17	1.390.000	831,00	1.155.090,00
Shares	Preferred	Bradesco	Sell	18	18.480.000	835,00	15.430.800,00
Shares	Preferred	Bradesco	Sell	18	30.000	835,40	25.062,00
Shares	Preferred	Bradesco	Sell	18	290.000	835,50	242.295,00
Shares	Preferred	Bradesco	Sell	18	50.000	835,51	41.775,50
Shares	Preferred	Bradesco	Sell	18	110.000	836,00	91.960,00
Shares	Preferred	Bradesco	Sell	23	25.500.000	843,98	21.521.490,00
Shares	Preferred	Bradesco	Sell	23	70.000	843,99	59.079,30
Shares	Preferred	Bradesco	Sell	23	12.850.000	850,12	10.924.042,00
Shares	Preferred	Bradesco	Sell	24	22.730.000	851,50	19.354.595,00
Shares	Preferred	Bradesco	Sell	24	5.650.000	851,51	4.811.031,50
Shares	Preferred	Bradesco	Sell	24	190.000	851,52	161.788,80
Shares	Preferred	Bradesco	Sell	24	10.700.000	851,60	9.112.120,00
Shares	Preferred	Bradesco	Sell	24	20.000	852,50	17.050,00
Shares	Preferred	Bradesco	Sell	25	6.810.000	856,45	5.832.424,50
Shares	Preferred	Bradesco	Sell	25	410.000	851,50	349.115,00
Shares	Preferred	Bradesco	Sell	25	350.000	852,00	298.200,00
Shares	Preferred	Bradesco	Sell	25	170.000	852,01	144.841,70
Shares	Preferred	Bradesco	Sell	25	510.000	852,20	434.622,00
Shares	Preferred	Bradesco	Sell	25	10.000	852,90	8.529,00

Shares	Preferred	Bradesco	Sell	25	260.000	853,00	221.780,00
Shares	Preferred	Bradesco	Sell	25	20.000	854,01	17.080,20
Shares	Preferred	Bradesco	Sell	25	180.000	854,02	153.723,60
Shares	Preferred	Bradesco	Sell	25	20.000	856,44	17.128,80
Shares	Preferred	Bradesco	Sell	25	510.000	856,81	436.973,10
Shares	Preferred	Bradesco	Sell	25	510.000	857,00	437.070,00
Shares	Preferred	Bradesco	Sell	25	30.000	859,01	25.770,30
Shares	Preferred	Bradesco	Sell	25	10.000	859,99	8.599,90
Shares	Preferred	Bradesco	Sell	25	790.000	860,00	679.400,00
Shares	Preferred	Bradesco	Sell	28	700.000	853,20	597.240,00
Shares	Preferred	Bradesco	Sell	28	660.000	854,00	563.640,00
Shares	Preferred	Bradesco	Sell	28	400.000	854,10	341.640,00
Shares	Preferred	Bradesco	Sell	28	5.150.000	855,00	4.403.250,00
Shares	Preferred	Bradesco	Sell	28	2.560.000	855,02	2.188.851,20
Shares	Preferred	Bradesco	Sell	30	85.500.000	861,85	73.688.175,00
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	30.461.309.869	88,2951	46,2403
Shares	Preferred	12.053.617.430	38,4159	18,2974

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27.414	0,0001	0,0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27.414	0,0001	0,0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In November 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	(X) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1.345	0,0000	0,0000
Shares	Preferred	6.725	0,0000	0,0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1.345	0,0000	0,0000
Shares	Preferred	6.725	0,0000	0,0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.